SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): April 24, 2003

CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216-694-5700)

(Former name or former address, if changed since last report)

ITEM 9. Regulation FD Disclosure.

Cleveland-Cliffs Inc published a News Release on April 24, 2003 as follows:

Trethewey Named to New Post at Cleveland-Cliffs

Cleveland, OH – April 24, 2003 – Cleveland-Cliffs Inc (NYSE: CLF) today announced that effective immediately, James A. Trethewey has been named senior vice president – operations improvement, reporting directly to Edward C. Dowling, executive vice president – operations. Trethewey's responsibilities will include materials and energy, environmental affairs, operational excellence, information technology and Cliffs' oil shale properties. In addition, he will be responsible for Cliffs Erie, a northern Minnesota development project and the Mesabi Nugget project, a pilot plant project to produce reduced iron in Minnesota. He was formerly senior vice president – business development.

Dowling said, "To be successful in this very competitive environment, we must manage our cost structure more closely than ever before. Jim's leadership capability, prodigious experience and proven track record of successes in many of these areas provides an extra measure of wherewithal toward achieving our cost reduction objectives."

Trethewey has 35 years of service in the mining industry. He joined Cliffs in 1972 from Copper Range Corporation's White Pine Mine. His career with Cliffs began as a financial analyst in the Company's former divisional headquarters in Ishpeming, Michigan. He had a number of progressively more responsible financial control positions, including mine controller of the former Sherman Mine in Canada, supervisor-financial analysis, and group controller-North American Iron Ore Operations. He was elected corporate controller in 1986 and a vice president in 1988. He assumed operational responsibilities in 1994 and was named vice president-operations services in 1997 and senior vice president - operations services in 1999. He was named to his previous position of senior vice president – business development in 2001.

Trethewey received a Bachelor of Science degree from Michigan Technological University and a master's degree in business administration from Baldwin Wallace College.

Trethewey is a charter member of the Michigan Technological University Academy of Business and a member of the National advisory board for the School of Business and Economics. He is a member SME and is active in the National Mining Association and American Iron and Steel Institute.

Cleveland-Cliffs is the largest supplier of iron ore pellets to the North American steel industry. The Company operates five iron ore mines located in Michigan, Minnesota and Eastern Canada.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ C. B. Bezik

Name: C. B. Bezik
Title: Senior Vice President-Finance

Dated: April 25, 2003